Exhibit 99.1

AYR Wellness Reports Second Quarter 2023 Results

Revenue up 18% Y/Y to $116.7 Million, Excluding Discontinued Operations

Company Delivers Record Adjusted EBITDA1 of $29.4 Million, up 78% Y/Y, 12% Sequentially, with Adjusted EBITDA Margin of 25%

GAAP Loss from Operations Improved 81% Y/Y, 79% Sequentially to $(4.5) Million, Excluding Discontinued Operations

MIAMI, August 17, 2023 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), is reporting financial results for the second quarter ended June 30, 2023. Unless otherwise noted, all results are presented in U.S. dollars.

The following financial measures are reported as results from continuing operations due to the sale of the Company’s business in Arizona in March 2023, which are reported as discontinued operations. All historical comparisons have been restated accordingly.

David Goubert, President & CEO of AYR, said, “The second quarter represented a meaningful step in AYR’s journey towards generating meaningful cash flow, as we simultaneously got leaner and more efficient while continuing to lay the foundation for revenue growth. We generated record Adjusted EBITDA, up 78% year-over-year with an Adjusted EBITDA margin of 25% and improved our GAAP loss from operations by 81% year-over-year to a loss of $4.5 million. Our efforts around cost savings and optimization accelerated margin expansion ahead of our expectations, and we believe these efforts will enable us to maintain Adjusted EBITDA margin in the mid-twenties for the second half as we unlock working capital through aggressive inventory management throughout the remainder of the year.

“We have also made meaningful progress on improving our liquidity profile in the second quarter. Along with the amendments to various earnout considerations completed in May, we also reached contingent agreements to extend the maturity of $69 million in promissory notes by two years and recently refinanced and upsized our Gainesville cultivation facility mortgage. As a result of the collective amendments to the vendor notes, contingent promissory notes and earn-out payments, and refinancing and upsizing of our Gainesville facility mortgage, we have extended the payment terms of more than $120 million of obligations, inclusive of the $69 million of contingent agreements. These important milestones reflect our commitment to strengthening AYR’s balance sheet, as we are intently focused on improving our working capital and liquidity.

“We are positioning AYR for sustainable long-term growth and profitability across all our markets, while prioritizing the financial health of the Company. As we look to the rest of the year, we plan to accelerate our cash generation via our 2023 optimization plan, making strides in inventory optimization, continuing to align our production with demand, and developing further synergies within our supply chain, retail, wholesale and purchasing functions. Additionally, we believe our ongoing initiatives to grow our Florida footprint, improve operations in New Jersey, and build out retail footprints in Ohio, Illinois, and Connecticut will enable us to accelerate growth in the quarters ahead.”

Second Quarter Financial Summary (excludes results from AZ for all periods) ($ in millions, excl. margin items)

	Q2 2022	Q1 2023	Q2 2023	% Change Q2/Q2		% Change Q2/Q1
Revenue	$98.9	$117.7	$116.7	18.0%		-0.8%
Gross Profit	$36.0	$48.3	$56.6	57.2%		17.3%
Adjusted Gross Profit[1]	$51.5	$65.3	$69.1	34.0%		5.8%
Operating Loss	$(23.7)	$(21.7)	$(4.5)	80.8%		79.1%
Adjusted EBITDA[1]	$16.5	$26.3	$29.5	78.1%		11.8%
Adjusted EBITDA Margin[1]	16.7%	22.4%	25.2%	854	bps	284	bps

1Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation tables appended to this release.

Second Quarter and Recent Highlights

•	Retail Updates

o	Opened the Company’s 86th retail location, subsequent to quarter end.
o	Q2 retail sales increased 1% sequentially from Q1, with total transactions up 6%.
o	The Company has opened 10 Florida stores thus far in 2023, bringing its Florida store total to 62 open locations to date. The Company plans to exit 2023 with a total of Florida 64 stores, compared to 52 to start the year.
o	Completed re-brand of full fleet of Florida stores to AYR Cannabis Dispensary.
o	Announced agreement to acquire third Ohio dispensary license.
o	Announced an exclusive licensing and retail agreement in Florida with Kiva Confections, a global leader in cannabis edibles. As previously announced, the agreement will bring Kiva’s collection of award-winning cannabis edibles to the Florida market for the first time via AYR’s retail locations across the state.

•	Corporate Updates

o	Closed the acquisition of Tahoe Hydroponics, an award-winning cultivator and one of Nevada’s top producers of high-quality cannabis flower.
o	As previously announced, reached an agreement to amend the terms of contingent consideration under the membership interest purchase agreements of GSD NJ, LLC and Sira Naturals Inc.
o	As previously announced, reached contingent agreements to defer approximately $69 million of promissory note payments.
o	Subsequent to quarter end, closed a $40 million refinancing and upsizing of its existing mortgage for its Gainesville cultivation facility, contributing a net $14 million of cash proceeds. The new loan carries an interest rate of 5-year FHLB Rate + 4%.

Financing and Capital Structure

•	The Company deployed $6.7 million of capital expenditures in Q2 and ended the quarter with a cash balance of $60.0 million.
•	The Company has approximately 77.2 million fully diluted shares outstanding based on a treasury method calculation.[i]
•	Subsequent to the quarter end, the Company closed on a $40 million refinancing and upsizing of its existing mortgage for its Gainesville cultivation facility. Following the July 7, 2023, paydown of its existing $25.3 million mortgage, the Company had a pro forma cash balance of $74 million.
•	In 2023, the Company filed an application with the U.S. Internal Revenue Service (“IRS”) for the employee retention credit (“ERC”), as originally enacted through the U.S. Coronavirus Aid, Relief, and Economic Security Act. The Company anticipates receiving $12.3 million relating to its ERC application.

Outlook

The Company remains committed to its financial health and is positioning itself to achieve sustainable long-term growth and profitability across all markets of operation. AYR expects to generate revenue and Adjusted EBITDA growth in the second half of 2023 and into 2024 and to generate positive GAAP cash flow from operations for the calendar year 2023.

AYR’s expectations for future results are based on the assumptions and risks detailed in its Management’s Discussion and Analysis (“MD&A”) for the period ended June 30, 2023, as filed on SEDAR+ and with the U.S. Securities and Exchange Commission (“SEC”).

Conference Call

AYR management will host a conference call today, followed by a question-and-answer period.

Date: Thursday, August 17, 2023

Time: 8:30 a.m. ET

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10022068

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at ir@ayrwellness.com.

The conference will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month until end of day Sunday, September 17, 2023.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 0257

[i] Includes pending M&A and contingent considerations related to GSD and Sira Naturals purchase considerations. Excludes AYR granted but unvested service-based LTIP shares totaling 4.8 million.

Financial Statements

Certain financial information reported in this news release is extracted from AYR’s Consolidated Financial Statements and MD&A for the quarter ended June 30, 2023. AYR files its financial statements and MD&A on SEDAR+ and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition of GAAP

“GAAP” means generally accepted accounting principles.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA,” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, impairment expense, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition and transaction related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, start-up costs and other non-core costs.

A reconciliation of how AYR calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three months ended June 30, 2023.

Forward-Looking Statements

Certain statements are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the quarter ended June 30, 2023, and Annual Information Form as of and for the year ended December 31, 2022.

Additional Information

For more information about the Company’s Q2 and 2023 operations and outlook, please view AYR’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 85+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	June 30, 2023	December 31, 2022
ASSETS
Current
Cash	$60,030	$76,827
Accounts receivable, net	8,692	7,738
Inventory	99,374	99,810
Prepaid expenses, deposits, and other current assets	13,277	8,702
Assets held-for-sale	-	260,625
Total Current Assets	181,373	453,702
Non-current
Property, plant, and equipment, net	308,558	302,680
Intangible assets, net	717,199	744,709
Right-of-use assets - operating, net	119,321	121,340
Right-of-use assets - finance, net	43,367	43,222
Goodwill	94,108	94,108
Deposits and other assets	6,254	8,009
TOTAL ASSETS	$1,470,180	$1,767,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current
Trade payables	$18,475	$26,671
Accrued liabilities	36,620	25,470
Lease liabilities - operating - current portion	8,365	7,906
Lease liabilities - finance - current portion	10,402	9,529
Contingent consideration - current portion	-	63,429
Purchase consideration payable	-	2,849
Income tax payable	69,727	46,006
Debts payable - current portion	75,948	40,523
Liabilities held-for-sale	-	43,841
Accrued interest payable - current portion	5,710	2,581
Total Current Liabilities	225,247	268,805
Non-current
Deferred tax liabilities, net	72,413	72,413
Lease liabilities - operating - non-current portion	116,826	118,086
Lease liabilities - finance - non-current portion	21,600	24,016
Construction finance liabilities	36,422	36,181
Contingent consideration - non-current portion	-	26,661
Debts payable - non-current portion	112,891	136,315
Senior secured notes, net of debt issuance costs	244,318	244,682
Accrued interest payable - non-current portion	-	4,763
Other long term liabilities	25,021	524
TOTAL LIABILITIES	854,738	932,446

Commitments and contingencies

Shareholders’ equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 63,718,487 and 60,909,492 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 9,710,707 and 6,044,339 shares, respectively	-	-
Additional paid-in capital	1,364,162	1,349,713
Treasury stock - 645,300 shares	(8,987)	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(735,204)	(510,668)
Equity of Ayr Wellness Inc.	623,237	833,324
Noncontrolling interest	(7,795)	2,000
TOTAL SHAREHOLDERS’ EQUITY	615,442	835,324
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,470,180	$1,767,770

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenues, net of discounts	$116,737	$98,914	$234,402	$198,417

Cost of goods sold excluding fair value items	60,090	59,656	129,473	116,314
Incremental costs to acquire cannabis inventory in business combinations	-	3,212	-	5,731
Cost of goods sold	60,090	62,868	129,473	122,045

Gross profit	56,647	36,046	104,929	76,372

Operating expenses
Selling, general, and administrative	46,929	47,792	98,980	96,821
Depreciation and amortization	11,867	11,233	27,481	22,115
Acquisition expense	2,402	2,722	4,642	4,168
(Gain) loss on sale of assets	(12)	(2,000)	47	(2,000)
Total operating expenses	61,186	59,747	131,150	121,104

Loss from operations	(4,539)	(23,701)	(26,221)	(44,732)

Other income (expense), net
Fair value (loss) gain on financial liabilities	(3,866)	1,701	23,731	31,780
Interest expense, net	(10,496)	(6,913)	(18,061)	(13,220)
Interest income	233	11	399	40
Other, net	352	-	631	-
Total other income (expense), net	(13,777)	(5,201)	6,700	18,600

Income (loss) from continuing operations before income taxes and noncontrolling interest	(18,316)	(28,902)	(19,521)	(26,132)

Income taxes
Current tax provision	(12,887)	(9,678)	(24,065)	(19,247)
Deferred tax benefit	-	1,089	-	696
Total income taxes	(12,887)	(8,589)	(24,065)	(18,551)

Net loss from continuing operations	(31,203)	(37,491)	(43,586)	(44,683)

Discontinued operations
Gain (loss) from discontinued operations, net of taxes (including loss on disposal of $180,194 for the six months ended June 30, 2023)	559	(2,758)	(184,686)	(4,759)
Loss from discontinued operations	559	(2,758)	(184,686)	(4,759)

Net loss	(30,644)	(40,249)	(228,272)	(49,442)
Net loss attributable to noncontrolling interest	(711)	(1,892)	(3,736)	(3,508)
Net loss attributable to Ayr Wellness Inc.	$(29,933)	$(38,357)	$(224,536)	$(45,934)

Basic and diluted net loss per share
Continuing operations	$(0.42)	$(0.52)	$(0.56)	$(0.60)
Discontinued operations	0.01	(0.04)	(2.59)	(0.07)
Total basic and diluted net loss per share	$(0.41)	$(0.56)	$(3.15)	$(0.67)

Weighted average number of shares outstanding (basic and diluted)	72,756	68,625	71,390	68,108

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Six Months Ended
	June 30, 2023	June 30, 2022
Operating activities
Consolidated net loss	$(228,272)	$(49,442)
Less: Loss from discontinued operations (Note 4)	(4,492)	(4,759)
Net loss from continuing operations before noncontrolling interest	(223,780)	(44,683)
Adjustments for:
Fair value gain on financial liabilities	(23,731)	(31,780)
Stock-based compensation	10,008	19,381
Stock-based compensation - related parties	-	707
Depreciation and amortization	17,783	7,294
Amortization on intangible assets	29,010	28,234
Incremental costs to acquire cannabis inventory in a business combination	-	5,731
Deferred tax benefit	-	(696)
Amortization on financing costs	1,145	1,146
Amortization on financing premium	(1,509)	(1,509)
Loss (gain) on disposal of property, plant, and equipment	47	(2,000)
Loss on the disposal of Arizona business	180,194	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	(1,254)	2,193
Inventory	736	(3,294)
Prepaid expenses, deposits, and other current assets	1,550	713
Trade payables	(8,770)	2,460
Accrued liabilities	(1,215)	(4,575)
Accrued interest payable	(2,044)	(3,714)
Lease liabilities - operating	1,219	1,078
Income tax payable	23,416	(8,005)
Cash provided by (used in) continuing operations	2,805	(31,319)
Cash provided by (used in) discontinued operations	2,180	(3,553)
Cash provided by (used in) operating activities	4,985	(34,872)

Investing activities
Purchase of property, plant, and equipment	(13,939)	(48,429)
Capitalized interest	(5,464)	(7,168)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(1,500)	(11,465)
Cash paid for business combinations and asset acquisitions, working capital	(2,600)	(2,812)
Proceeds from the sale of assets, net of transaction costs	-	27,591
Cash received (paid) for bridge financing	(73)	1,258
Advances to related corporation	-	(5,907)
Deposits for business combinations, net of cash on hand	-	(2,825)
Purchase of intangible asset	(1,500)	(1,000)
Cash used in investing activities from continuing operations	(25,076)	(50,757)
Proceeds from sale of Arizona - discontinued operation	18,084	-
Cash received for working capital- discontinued operations	840	-
Cash provided by (used in) investing activities of discontinued operations	(44)	3,166
Cash used in investing activities	(6,196)	(47,591)

Financing activities
Proceeds from exercise of options	-	300
Proceeds from notes payable, net of financing costs	10,000	51,713
Proceeds from financing transaction, net of financing costs	-	27,599
Payment for settlement of contingent consideration	(10,000)	(10,000)
Deposits paid for financing lease and note payable	-	(924)
Tax withholding on stock-based compensation awards	(321)	(3,996)
Repayments of debts payable	(13,778)	(6,563)
Repayments of lease liabilities - finance (principal portion)	(5,177)	(4,561)
Repurchase of Equity Shares	-	(8,430)
Cash provided by (used in) financing activities by continuing operations	(19,276)	45,138
Cash used in financing activities from discontinued operations	(123)	(274)
Cash provided by (used in) financing activities	(19,399)	44,864

Net decrease in cash	(20,610)	(37,599)
Cash, beginning of the period	76,827	154,342
Cash included in assets held-for-sale	3,813	-
Cash, end of the period	$60,030	$116,743

Supplemental disclosure of cash flow information:
Interest paid during the period, net	23,110	26,049
Income taxes paid during the period	959	30,680
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	3,134	23,002
Recognition of right-of-use assets for finance leases	3,858	23,342
Issuance of promissory note related to business combinations	1,580	16,000
Conversion of convertible note related to business combination	2,800	-
Issuance of Equity Shares related to business combinations and asset acquisitions	115	6,352
Issuance of Equity Shares related to settlement of contingent consideration	4,647	11,748
Issuance of promissory note related to settlement of contingent consideration	14,000	14,934
Settlement of contingent consideration	37,713	-
Capital expenditure disbursements for cultivation facility	241	-
Cancellation of Equity Shares	-	78
Extinguishment of note payable related to sale of Arizona business	22,505	-
Extinguishment of accrued interest payable related to sale of Arizona business	1,165	-
Reduction of lease liabilities related to sale of Arizona business	16,734	-
Reduction of right-of-use assets related to sale of Arizona business	16,739	-

Ayr Wellness Inc.
Unaudited Interim Consolidated Adjusted EBITDA and Gross Profit Reconciliation
(Expressed in United States Dollars, in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Loss from continuing operations (GAAP)	(4,539)	(23,701)	(26,221)	(44,732)

Incremental costs to acquire cannabis inventory in a business combination	-	3,212	-	5,731
Interest (within cost of goods sold "COGS")	763	742	1,514	1,204
Depreciation and amortization (from statement of cash flows)	21,756	18,394	46,793	35,528
Acquisition and transaction costs	2,402	2,722	4,642	4,168
Stock-based compensation, non-cash	4,424	9,727	10,008	20,088
Start-up costs[1]	2,235	3,862	5,962	7,106
(Gain ) loss on sale of assets	(12)	(2,000)	47	(2,000)
Other[2]	2,417	3,543	13,037	5,466
	33,985	40,202	82,003	77,291

Adjusted EBITDA from continuing operations (non-GAAP)	29,446	16,500	55,782	32,559

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Gross profit (GAAP)	56,647	36,046	104,929	76,372

Incremental costs to acquire cannabis inventory in a business combination	-	3,212	-	5,731
Interest (within COGS)	763	742	1,514	1,204
Depreciation and amortization (within COGS)	9,889	7,161	19,313	13,413
Start-up costs (within COGS)	748	1,154	3,010	2,752
Other (within COGS)	1,013	3,215	5,577	4,052

Adjusted Gross Profit from continuing operations (non-GAAP)	69,060	51,530	134,343	103,524